September 22, 2008

Ms. Linda VanDoorn
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Raymond James Financial, Inc. (the “Company”)
Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008
File No. 001-09109

Dear Ms. VanDoorn:

This letter is in response to your comment letter dated September 12, 2008.  Comments in your letter are restated herein in bold, followed by the Company’s response.

Form 10-Q

Note 4 – Available for Sale Securities, page 9

1.
We have read and considered your response to comment two.  In reference to the table where you present credit quality trends for the past five quarters for corporate and residential/consumer loans, please explain why the rate of increase of the allowance for loan loss differs significantly from the rate of increase of non performing assets.  For example for the twelve months ended June 30, 2008 the allowance for loan losses has increased approximately 154% and non performing assets have increased approximately 553%.  Also, clarify why the allowance for doubtful accounts balance exceeds the balance of non performing assets at June 30, 2008 by a significant amount.  Your response should address the nature of the loans that results in the expected losses being significantly greater than the non performing loan balances.

As noted in your comment above, the rate of increase of RJBank’s allowance for loan losses is disproportionate to the rate of increase in nonperforming assets.  This is due to: 1) the rate of growth in RJBank’s corporate loan portfolio over the prior year, and 2) the relatively small prior period amount of nonperforming assets causing even a normal increase to appear large on a percentage basis.

RJBank’s allowance must cover estimated loan losses inherent in the entire loan portfolio.  The inherent risk in corporate loans is estimated to be higher than in RJBank’s high-quality residential loans, therefore a higher allowance is required to cover inherent losses in the substantial amount of corporate loan growth (151% increase over prior year).  The change in mix in RJBank’s loan portfolio to a higher level of corporate loans (62% corporate on 6/30/08, versus 48% on 6/30/07) has also contributed to the faster growth of the allowance for loan losses over the same period, and to the higher balance in the allowance compared to nonperforming assets.

It is true that nonperforming assets have increased substantially on a percentage basis over the time period cited.  However, when considered in absolute dollars, the level of nonaccrual loans in June 2007 was so low that any incremental increase would reflect as a significant percentage increase.  For example, nonaccrual loans were $5.2 million in June 2007 as compared to $29.6 million in June 2008.  Compared to a June 2008 net loan balance of $6.7 billion, the absolute level of nonaccrual loans remains insignificant to the overall portfolio.

The primary reason the allowance significantly exceeds the level of nonperforming assets is the low level of nonperforming loans in the portfolio.  The Company holds allowances for all loans in its portfolio, not just those in a nonperforming status.  Although higher allowance percentages are held on individual loans with lower credit quality, the majority of allowances are held on performing loans due to the scale of that portfolio compared to that of nonperforming loans.  Nonperforming loans account for only $36 million (or 0.54%) of the $6.7 billion total loan portfolio as of June 30, 2008.

2.
According to page 45 of the company’s Form 10-Q for the quarter ended June 30, 2008, loan balances increased significantly as the company took advantage of quality loans available for purchase at attractive prices.  Clarify whether these loans are within the scope of SOP 03-3.  If so, clarify why the disclosures specified by SOP 03-3 have not been included in the Form 10-Q.

None of the loans purchased during the nine months ended June 30, 2008 are within the scope of SOP 03-3, since there was no evidence of deterioration of credit quality since origination for these acquired loans upon acquisition, and the Company did not believe that it was probable that it would be unable to collect all of the contractual payments for these loans.  The Company was able to purchase quality loans that were available at attractive prices due to the sellers’ desire for liquidity.

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Chief Financial Officer
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716